Delisting Determination,The Nasdaq Stock Market, LLC,
June 13, 2007, Analytical Surveys, Inc. The Nasdaq Stock
Market, LLC (the Exchange) has determined to remove from listing the common stock of Analytical Surveys, Inc. (the Company), effective at the opening of business on June 25, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following
Marketplace Rules: 4310(c)(02) and 4310(c)(04). The
Company was notified of Staffs determination on January 18, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(02) and 4310(c)(04).
The Company was notified of the Panels decision on April 2, 2007 and trading in the Companys securities was suspended on April 4, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 17, 2007.